February 4, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Argos Therapeutics, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-193137)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on February 6, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 3,401 copies of the Company’s Preliminary Prospectus dated January 21, 2014 through the date hereof to underwriters, dealers, institutions and others.

The undersigned, as Representative of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

PIPER JAFFRAY & CO.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
As Representatives of the Underwriters

By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

By: STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name:	Keith Lister
Title:	Managing Director